

THE GROCERY RUNNERS

Last Mile Grocery Delivery

THEGROCERYRUNNERS.COM

WHO ARE WE?

Founded in Nov 2015, Picking & delivering groceries is our core competency and area of expertise.

We are fully integrated with leading-edge technology and a highly-trained, highly-rated staff to meet unique needs.

















THE GROCERY RUNNERS

Map
Satellite
THE GROCERY RUNNERS
ETA
8
Mins
Wasson Rd
Driver's Name
Driver's Title

THE GROCERY RUNNERS

1.
Expertise In Our Core Competency:

- Grocery Delivery
- Augmented Labor

2.
Consumer Validation & Insights

Key insights from tens of thousands of deliveries

3.
Best Practices & Established Protocols:

Delivery. Logistics. Quality Control.

4.
Integrated Technology

Real-time GPS technology to track groceries

5.
Strategic Vision

As a strategic partner, we co-create your vision & migration plan

WHO WE SERVE






Seniors & Families of Seniors

- Live alone/ don't drive
- Medical conditions/ recovering from surgery
- Family members ordering/ caring for aging parents

Busy Moms & Families

- Families with young children
- Single Moms
- Expecting Moms
- Working Moms

College Students

- Little access to groceries
- Students who don't drive
- Family members ordering for students

People with Disabilities

- Physical/cognitive challenges



WHAT WE OFFER









Orders
Carryout
Shopping List
Bag Storage
128
36
2
90

THE GROCERY RUNNERS

THE GROCERY RUNNERS

THE GROCERY RUNNERS

1

CO-CREATION & STRATEGY

- Every delivery scenario and market is different
- We believe in co-creating tailored solutions
- We offer Pilots & opportunities to learn

Considerations:

- Assessment: Augmented Labor and/or Last Mile Delivery
- Store locations, delivery radius, delivery time, lead time, snow protocols and more.

2

LAST MILE DELIVERY

- Delivery platform that easily integrates in to a retailer's current curbside program.
- **No change** in workflow to current curbside program.
- Seamless experience for consumer.

3

AUGMENTED LABOR™

- On Demand In-store Labor and Delivery for a personalized brand experience. Our fulfillment platform allows retailers to super-serve online guests by creating a retailer branded online shopping and delivery experience that matches the banded in-store experience.

Capability: Augmented Labor™

On Demand In-store Labor For A Personalized Brand Experience



- **"Pickers" become Brand ambassadors:** We bring the labor force! We supply full service, on demand, in store labor to your stores to be trained by your eGrocery team leads.

- Your skilled eGrocery team leaders direct our labor force to achieve a branded experience and continuity at every step.

- Reduce labor costs, manage eGrocery fulfillment and provide a fully branded experience. Since we provide the labor force, your team leads are no longer mired down in dealing with employee turnover, hiring, etc.



HOW AUGMENTED LABOR™ DELIVERS COMPETITIVE ADVANTAGE:

- **Your Brand Continuity is Protected. You own the conversation with your customer at every step.**
  - End to End brand continuity is key to driving customer loyalty.
  - Augmented Labor™ will ensure that your brand is at the forefront at every stage of the customer experience.

- **Reduce Labor Costs.**
  - We bring full service on demand labor to your stores to be trained by your eGrocery team leads, resulting in a picking force that adheres to your best practices, quality and rigorous standards.
  - This allows your eGrocery team leads to focus fully on the ecommerce experience.
  - Using our Augmented Labor™ is the most cost effective way to reduce labor costs and turnover.
  - With Augmented Labor™ customers pay the instore price, with no markups.

- **Build your E-commerce site. Protect your data.**
  - With Augmented Labor™ orders come thru on your ecommerce site, not on a 3rd party parallel database site. This ensures you own and control all facets of the patron data in real time.



Capability:
Last Mile Grocery Delivery

Delivering Smiles to the Front Door

We continue the brand experience all way the home to the front door with highly trained drivers who have a core competency in grocery delivery. We have established the best protocols with your brand and your customer in mind.

- Highly trained drivers

- Brand experience all the way home

- Helping Hands for the highest in customer service



INTEGRATED TECHNOLOGY

Our partnership with ShopperKit allows for a seamless integration from both the retailers and the consumer perspective.

As clients place orders for delivery, The Grocery Runners receive orders in real time and schedule fulfillment.

During the delivery phase, a familiar and intuitive interface allows the consumer to track their delivery in real time allowing for maximum efficiency of time.

This interface allows for the consumer to:

- Track Delivery Real Time
- Message Driver
- Call Driver
- Leave Ratings



CONSUMER PROGRESSION OF GROCERY TRACKING

1



15% 5:30 PM
+15713897969
Monday, June 26, 2017
Hello Bryan Melendez. Your groceries are on their way! Track your delivery in real time by clicking here: https://app.bringg.com/sen.html?8de4af65
5:29 PM

Delivery Message promptly sent as delivery begins.

Link to live tracking.

2



10% 5:59 PM
Delivery by The Grocer...
SHARE
ETA
12
minutes
Cincinnati
Covington
Google
Photo uploading to MightyText
Grocery Runner

Live tracking map shows TGR on the way to to delivery.

3



7% 6:05 PM
+14693512269
Monday, June 26, 2017
Your groceries are few steps away from your door. . .
6:05 PM
Enter message
SEND

Arrival Message is promptly sent once groceries arrive.

4



17% 6:36 PM
+14695187224
Monday, June 26, 2017
Thanks for using The Grocery Runners. Please rate our service https://app.bringg.com/sen.html?28f0a9ef
6:05 PM
Enter message
SEND

Rate our service message & link promptly sent when driver departs.

5



7% 6:06 PM
Delivery by The Grocer...
SHARE
Thank you for using our service!
To help us improve, please rate your experience with The Grocery Runners.
NOT NOW
RATE US!

Rate our service interface.



THE GROCERY RUNNERS

BEST IN CLASS CONSUMER REVIEWS

"Grocery Runners is a blessing for me. They are very professional, caring going out of their way to be helpful. My family's quality of life has been enhanced by this service"

— Alice B.




Dawn Buffie Green
January 6 at 10:09am

Super shout out to The Grocery Runners!! Thanks for taking care of my order each week!! You all afford me the opportunity to provide for my 23 yr old Goddaughter who lives in Cincy and I live in Texas!! She is battling cancer and your service helps our family tremendously!! THANK YOU!!!



"Great service, reasonably priced! I never have time to grocery shop, and now The Grocery Runners brings the grocery store to me! My family is hooked!"

— Natalie S.


Kathleen Stutler Grocery Runners do a marvelous service especially for Senior Citizens. They have been so helpful to me....very reliable,very professional....all at a fair price.

Unlike · Reply · Message · 👍 1 · November 26 at 10:30pm




THE GROCERY RUNNERS

LET'S GO THE EXTRA MILE
TOGETHER

